EXHIBIT 99.1

IIJ Announces First Three Months Financial Results for the Fiscal Year Ending March 31, 2013

TOKYO, Aug. 7, 2012 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its consolidated financial results for the first three months of the fiscal year ending March 31, 2013 (1Q12).1

Highlights of 1st Quarter FY2012 Financial Results

Revenues	JPY24,841 million ($311 million, up 6.3% YoY)
Operating Income	JPY1,374 million ($17 million, up 50.2% YoY)
Net Income attributable to IIJ	JPY897 million ($11 million, up 75.0% YoY)

-- 1Q12 revenues increased by 6.3%. Revenues for network services, system integration, and ATM operation business each grew YoY.
-- 1Q12 operating income increased by 50.2% mainly because gross margin of network services and ATM operation business increased while SG&A stayed around the same level as 1Q11.

 Overview of 1st Quarter FY2012 Financial Results and Business Outlook

"We had a very encouraging start for FY2012 as we carried out our business developments as planned during this 1st quarter, and our 1Q12 revenues and operating income grew by 6.3% and 50.2% YoY," said Koichi Suzuki, President and CEO of IIJ.

"Demands for broader bandwidth have been rising continuously and our Internet connectivity services for corporate use continued to show good growth. Another good news is that consumer Internet connectivity revenues increased compared to the previous quarter as our new LTE service has been attracting and accumulating many users," continued Suzuki.

"Regarding IIJ GIO, our cloud computing services, business scale has been expanding consistently. We are focused on elaborating service line-ups and the reliability of our services to accelerate a cloud shift for Japanese entities' internal IT systems. Currently, we are preparing to launch new service line-ups called VWseries in August. VWseries deliver VMware hypervisor functions to users and these services are very much expected to encourage Japanese clients to adopt hybrid cloud usage, a combination of on-premise systems and cloud services."

"As for our overseas business, we are also making satisfying progress as expected. The overseas business revenue reached around JPY 1.0 billion. We had large server construction projects in the U.S. for a prominent SNS game client. Also, our cloud services in the U.S. are starting up well and we are currently expanding our server facilities in order to meet prospective orders."

"We are now engaged in software development of SDN (Software Defined Network) platform aiming to take initiative over network virtualization technologies. We plan to release our SDN software products in 2H12."

"Lastly, we are pleased to announce that operating income of our ATM operation business turned positive in this quarter. Along with placements of additional ATMs, we anticipate this business to grow continuously and expect high profitability in the future."

1st Quarter FY2012 Financial Results Summary

Operating Results Summary
	1Q11	1Q12	YoY % Change
	JPY millions	JPY millions
Total Revenues	23,362	24,841	6.3
Network Services	15,521	16,091	3.7
SI	7,221	7,952	10.1
Equipment Sales	376	330	(12.0)
ATM Operation Business	244	468	92.1
Total Costs	18,860	20,022	6.2
Network Services	12,440	12,764	2.6
SI	5,770	6,564	13.8
Equipment Sales	339	273	(19.5)
ATM Operation Business	311	421	35.2
SG&A Expenses and R&D	3,587	3,445	(4.0)
Operating Income	915	1,374	50.2
Income before Income Tax Expense	865	1,373	58.7
Net income attributable to IIJ	512	897	75.0

Segment Summary
	1Q11	1Q12
	JPY millions	JPY millions
Net Revenues	23,362	24,841
Network services and SI business	23,239	24,510
ATM operation business	244	468
Elimination	121	137
Operating Income (Loss)	915	1,374
Network service and SI business	1,047	1,393
ATM operation business	(111)	16
Elimination	21	35

We have omitted segment analysis because most of our revenues are dominated by Network services and SI business.

1st Quarter FY2012 Results of Operation

Revenues

Our 1Q12 total revenues were JPY24,841 million, up 6.3% YoY.

Network Services revenue were JPY16,091 million, up 3.7% YoY.

Revenues for Internet connectivity services for corporate use were JPY3,865 million, up 7.9% YoY mainly due to demands for broader bandwidth from network operators.

Revenues for Internet connectivity services for home use were JPY1,429 million, down 3.8% YoY. There were effects from the cancellations of old type connectivity services, however, our new LTE mobile data communication service for home use, which was introduced in February 2012, has started to contribute to revenue.

WAN Services revenue were JPY6,312 million, stayed around the same level YoY, while there were some downward effects in revenues due to the renewal of contracts which commonly occur at the beginning of fiscal year.

Outsourcing services revenue were JPY4,485 million, up 8.2% YoY. Data center-related, web security-related and "IIJ GIO hosting package service" continuously grew, respectively.

Number of Contracts for Connectivity Services
	as of June 30, 2011	as of June 30, 2012	YoY Change
Internet Connectivity Services (Corporate Use)	88,569	95,342	6,773
IP Service (-99Mbps)	924	930	6
IP Service (100Mbps-999Mbps)	324	353	29
IP Service (1Gbps--)	131	142	11
IIJ Data Center Connectivity Service	302	318	16
IIJ FiberAccess/F and IIJ DSL/F	42,266	44,847	2,581
IIJ Mobile Service[2]	43,334	47,442	4,108
Others	1,288	1,310	22
Internet Connectivity Services (Home Use)	379,674	415,360	35,686
Under IIJ Brand	40,147	55,424	15,277
hi-ho	151,828	153,612	1,784
OEM	187,699	206,324	18,625
Total Contracted Bandwidth	791.0Gbps	918.8Gbps	127.8Gbps

Network Services Revenues Breakdown
	1Q11	1Q12	YoY % change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	3,580	3,865	7.9
IP Service[3]	2,270	2,439	7.4
IIJ FiberAccess/F and IIJ DSL/F	783	802	2.5
IIJ Mobile Service[4]	466	564	21.2
Others	61	60	(3.7)
Internet Connectivity Service (Home Use)	1,485	1,429	(3.8)
Under IIJ Brand	227	318	40.0
hi-ho	1,116	959	(14.0)
OEM	142	152	6.9
WAN Services	6,310	6,312	0.0
Outsourcing Services	4,146	4,485	8.2
Total Network Services	15,521	16,091	3.7

 SI revenues were JPY7,952 million, up 10.1% YoY.

Systems construction revenue, a one-time revenue, increased by 9.7% to JPY2,760 million mainly due to the accumulation of mid- to small sized construction projects and overseas construction projects. Systems operation and maintenance revenue, a recurring revenue, increased by 10.4% to JPY5,192 million. The increase was mainly due to the continuous accumulation of revenue from our "IIJ GIO component service"

The order backlog for systems construction and equipment sales was JPY4,494 million, down 4.6% YoY. The order backlog for systems operation and maintenance was JPY14,230 million, up 8.7% YoY.

Equipment sales revenues were JPY330 million, down 12.0% YoY.

ATM Operation Business revenues were JPY468 million, up 92.1% YoY, along with the increase in the numbers of ATMs newly placed. As of August 7, 2012, 540 ATMs are placed.

Cost and expense

Cost of revenues was JPY20,022  million, up 6.2% YoY.

Cost of Network Services revenue was JPY12,764 million, up 2.6% YoY mainly due to the increase in outsourcing-related costs, personnel-related costs and network operation-related costs. Gross margin for network services was JPY3,328 million, up 8.0% YoY and gross margin ratio was 20.7%, up 0.8 points YoY.

Cost of SI revenues was JPY6,564 million, up 13.8% YoY. There were the increase in purchasing costs in relation to the increase in systems construction revenues, and the increase in network operation- related costs and outsourcing-related costs mainly for our cloud computing service. Gross margin for SI was JPY1,388 million, down 4.4% YoY and gross margin ratio was 17.5%.

Cost of Equipment Sales revenues was JPY273 million, down 19.5% YoY. Gross margin was JPY58 million and gross margin ratio was 17.4%.

Cost of ATM Operation Business revenues was JPY421 million, up 35.2% YoY mainly due to the increase in the number of newly placed ATMs. Gross margin for ATM operation business was JPY46 million compared to gross loss of JPY68 million for 1Q11 due to the increase in revenues.

SG&A and R&D Expenses

SG&A and R&D expenses were JPY3,445 million, down 4.0% YoY.

Sales and marketing expenses were JPY1,930 million, down 1.3% YoY. While there were many advertising and marketing activities such as seminars in 1Q11, we had less of such activities in 1Q12. Amortization expenses of customer relationship related to IIJ Global Solutions Inc. ("IIJ-Global") slightly decreased to JPY92 million from JPY106 million in 1Q11.

General and administrative expenses were JPY1,411 million, down 9.1% YoY. There were one-time relocation-related expenses in 1Q11 as IIJ-Global and some departments of IIJ moved its offices into the same building as IIJ.

Research and development expenses were JPY104 million, up 32.3% YoY.

Operating income

Operating income was JPY1,374 million, up 50.2% YoY mainly due to the increase in gross margin of network services and ATM operation business and the decrease in SG&A expenses.

Other income (expenses)

Other income (expenses) was an expense of JPY1 million (An expense of JPY49 million for 1Q11).

Income before income tax expenses

Income before income tax expenses was JPY1,373 million, up 58.7% YoY (JPY865 million for 1Q11).

Net Income

Income tax expense was JPY515 million (JPY425 million for 1Q11).  Deferred income tax expenses was JPY152 million (JPY306 million in 1Q11).

Equity in net income of equity method investees was JPY33 million (JPY40 million for 1Q11) mainly due to net income of Internet Revolution, Inc. and Internet Multifeed Co.

As a result of the above, net income was JPY891 million, up 85.4% YoY (JPY481 million for 1Q11).

Net income attributable to IIJ

Net loss attributable to noncontrolling interests was JPY6 million (JPY31 million for 1Q11) mainly related to Trust Networks Inc.

Net income attributable to IIJ was JPY897 million, up 75.0% YoY (JPY512million for 1Q11).

1st Quarter FY2012 Financial Condition

Balance Sheets

As of June 30, 2012, the balance of total assets was JPY73,507 million, increased by JPY14 million from the balance as of March 31, 2012.

For current assets as of June 30, 2012, as compared to the respective balances as of March 31, 2012, cash and cash equivalents decreased by JPY2,067 million mainly due to the payment of income tax, prepaid expenses increased by JPY1,571 million and accounts receivable decreased by JPY1,318 million. As for noncurrent assets, as compared to the respective balances as of March 31, 2012, property and equipment increased by JPY1,093 million, resulting from the investment in servers and network equipments for cloud computing service and others. As for current liabilities, as compared to the respective balance as of March 31, 2012, income tax payable decreased by JPY2,039 million. As for the balances of capital lease obligations, as compared to the respective balances as of March 31, 2012, capital lease obligations-current portion increased by JPY228 million to JPY3,225 million and capital lease obligations-noncurrent increased by JPY535 million to JPY5,276 million, respectively.

As of June 30, 2012, the balance of other investments was JPY3,234 million. The breakdown of other investments were JPY2,053 million in nonmarketable equity securities, JPY828 million in available-for-sale securities and JPY353 million in other.

As of June 30, 2012, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY6,128 million, and the breakdown of non-amortized intangible assets were JPY5,973 million in goodwill and JPY155 million in trademark. As of June 30, 2012, the balance of amortized intangible assets, which was customer relationships, was JPY5,083 million.

Total IIJ shareholders' equity as of June 30, 2012 was JPY33,247 million, an increase of JPY559 million from the balance as of March 31, 2012. IIJ Shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of June 30, 2012 was 45.2%.

Cash Flows

Cash and cash equivalents as of June 30, 2012 were JPY11,471 million compared to JPY11,435 million as of June 30, 2011.

Net cash provided by operating activities for 1Q12 was JPY1,424 million compared to net cash provided by operating activities of JPY1,323 million for 1Q11. While operating income increased YoY mainly due to the increase in gross margin for network services and ATM operation business, there were payments for income taxes, operation and maintenance services and purchased equipments for systems integration projects.

Net cash used in investing activities for 1Q12 was JPY2,131 million compared to net cash used in investing activities of JPY2,069 million for 1Q11, mainly due to payments for purchase of property and equipments of JPY1,658 million (JPY2,078 million for 1Q11).

Net cash used in financing activities for 1Q12 was JPY1,332 million compared to net cash used in financing activities of JPY1,107 million for 1Q11, mainly due to principal payments under capital leases of JPY877 million (JPY803 million for 1Q11) and payments for FY2011 year-end dividends of JPY355 million (JPY304 million for 1Q11).

FY2012 Financial Targets (announced on May 15, 2012)

Our financial targets for FY2012 are as follows:

				(JPY in millions)
	Revenues	Operating Income	Income before Income Tax Expense (Benefit)	Net Income attributable to IIJ
1H FY2012	50,500	2,700	2,500	1,400
Full FY2012	107,000	7,500	6,900	4,000

Our quarter financial results tend to be weak in the first quarter and strong in the fourth quarter of every fiscal year due to seasonal factors. 1Q12 income was slightly higher than we expected, however, first quarter contribution to full year results are not very large. Therefore, we have not changed our FY2012 financial targets announced on May 15, 2012.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1Q11	1Q12
	JPY millions	JPY millions
Adjusted EBITDA	2,579	3,172
Depreciation and Amortization [5]	1,664	1,798
Operating Income	915	1,374
Other Income (Expense)	(49)	(1)
Income Tax Expense	425	515
Equity in Net Income of Equity Method Investees	40	33
Net income	481	891
Net loss attributable to noncontrolling interests	31	6
Net Income attributable to IIJ	512	897

CAPEX
	1Q11	1Q12
	JPY millions	JPY millions
CAPEX, including capital leases	2,878	3,298
Acquisition of Assets by Entering into Capital Leases	800	1,640
Purchase of Property and Equipment	2,078	1,658

Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on August 7, 2012.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

For inquiries, contact:

IIJ Investor Relations

Tel: +81-3-5259-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2012 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY79.81 per US$1.00, which was the noon buying rate on June 29, 2012.

2 Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.

3 IP Service revenues include revenues from the Data Center Connectivity Service.

4 Revenue from mobile data communication service for home use is included in Internet Connectivity service (home use).

5 Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Internet Initiative Japan Inc.
Quarterly Consolidated Balance Sheets (Unaudited)
(As of March 31, 2012 and June 30, 2012)

	As of March 31, 2012	As of June 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	13,536,824	143,717	11,470,092
Accounts receivable, net of allowance for doubtful accounts of JPY 107,919 thousand and JPY 106,912 thousand at March 31, 2012 and June 30, 2012, respectively	15,722,135	180,479	14,404,007
Inventories	752,075	11,133	888,497
Prepaid expenses	1,848,344	42,845	3,419,457
Deferred tax assets -Current	939,370	10,239	817,179
Other current assets, net of allowance for doubtful accounts of JPY 10,732 thousand and JPY 10,733 thousand at March 31, 2012 and June 30, 2012, respectively	891,560	14,688	1,172,292
Total current assets	33,690,308	403,101	32,171,524
INVESTMENTS IN EQUITY METHOD INVESTEES	1,406,634	19,480	1,554,707
OTHER INVESTMENTS	2,938,146	40,528	3,234,558
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 25,693,163 thousand and JPY 26,610,841 thousand at March 31, 2012 and June 30, 2012, respectively	19,735,546	260,973	20,828,270
GOODWILL	5,788,333	74,844	5,973,287
OTHER INTANGIBLE ASSETS -Net	5,396,469	65,872	5,257,205
GUARANTEE DEPOSITS	1,899,815	23,751	1,895,583
DEFERRED TAX ASSETS -Noncurrent	24,760	320	25,533
NET INVESTMENT IN SALES-TYPE LEASES —Noncurrent	935,446	11,181	892,396
Prepaid expenses —Noncurrent	1,536,932	19,415	1,549,496
OTHER ASSETS, net of allowance for doubtful accounts of JPY86,388 thousand and JPY85,987 thousand at March 31, 2012 and June 30, 2012, respectively	140,857	1,565	124,872
TOTAL	73,493,246	921,030	73,507,431

	As of March 31, 2012	As of June 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,000,000	111,515	8,900,000
Long-term borrowings —current portion	1,010,000	12,655	1,010,000
Capital lease obligations—current portion	2,997,292	40,408	3,225,000
Accounts payable —trade	9,093,657	115,817	9,243,394
Accounts payable —other	659,266	3,588	286,352
Income taxes payable	2,210,089	2,140	170,818
Accrued expenses	2,277,307	28,901	2,306,596
Deferred income―current	1,495,468	23,666	1,888,755
Other current liabilities	717,342	15,919	1,270,487
Total current liabilities	29,460,421	354,609	28,301,402
LONG-TERM BORROWINGS	1,990,000	24,934	1,990,000
CAPITAL LEASE OBLIGATIONS -Noncurrent	4,741,241	66,104	5,275,749
ACCRUED RETIREMENT AND PENSION COSTS -Noncurrent	1,805,683	23,285	1,858,401
DEFERRED TAX LIABILITIES -Noncurrent	652,280	8,290	661,593
DEFERRED INCOME -Noncurrent	1,547,159	19,445	1,551,870
OTHER NONCURRENT LIABILITIES	600,215	7,751	618,626
Total Liabilities	40,796,999	504,418	40,257,641
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2012 and June 30, 2012	16,833,847	210,924	16,833,847
Additional paid-in capital	27,260,318	341,677	27,269,265
Accumulated deficit	(10,990,348)	(130,915)	(10,448,338)
Accumulated other comprehensive loss	(23,533)	(200)	(15,947)
Treasury stock—3,794 shares held by the company at March 31, 2012 and June 30, 2012, respectively	(392,079)	(4,912)	(392,079)
Total Internet Initiative Japan Inc. shareholders' equity	32,688,205	416,574	33,246,748
NONCONTROLLING INTERESTS	8,042	38	3,042
Total equity	32,696,247	416,612	33,249,790
TOTAL	73,493,246	921,030	73,507,431

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY79.81 per 1 U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of June 29, 2012.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Other comprehensive income (Unaudited)
(For The Three Months Ended June 30, 2011 and June 30, 2012)

Quarterly Consolidated Statements of Income
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	3,580,165	48,425	3,864,767
Internet connectivity services (home use)	1,485,170	17,907	1,429,150
WAN services	6,310,246	79,093	6,312,421
Outsourcing services	4,145,520	56,198	4,485,194
Total	15,521,101	201,623	16,091,532
Systems integration:
Systems construction	2,516,864	34,581	2,759,896
Systems operation and maintenance	4,704,498	65,050	5,191,690
Total	7,221,362	99,631	7,951,586
Equipment sales	375,901	4,143	330,635
ATM operation business	243,413	5,858	467,510
Total revenues	23,361,777	311,255	24,841,263
COST AND EXPENSES:
Cost of network services	12,440,055	159,930	12,764,006
Cost of systems integration	5,769,645	82,243	6,563,825
Cost of equipment sales	338,984	3,421	273,039
Cost of ATM operation business	311,521	5,276	421,087
Total cost	18,860,205	250,870	20,021,957
Sales and marketing	1,955,506	24,186	1,930,291
General and administrative	1,552,904	17,680	1,411,052
Research and development	78,592	1,303	103,940
Total cost and expenses	22,447,207	294,039	23,467,240
OPERATING INCOME	914,570	17,216	1,374,023
OTHER INCOME (EXPENSE):
Interest income	7,298	103	8,193
Interest expense	(79,568)	(895)	(71,437)
Foreign exchange gains (losses)	16	(256)	(20,418)
Net gains on sales of other investments -net	--	0	2
Losses on write-down of other investments	--	(25)	(1,963)
Other -net	23,121	1,064	84,880
Other income (expense) -net	(49,133)	(9)	(743)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	865,437	17,207	1,373,280
INCOME TAX EXPENSE	424,547	6,450	514,760
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	40,027	412	32,887
NET INCOME	480,917	11,169	891,407
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	31,348	67	5,300
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	512,265	11,236	896,707

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,684		202,684
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,684		202,803
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		81,121,200
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	2,527.41	55.43	4,424.16
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	2,527.41	55.40	4,421.57
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	6.32	0.14	11.06
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	6.32	0.14	11.05

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY79.81 per 1 U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of June 29, 2012.

Quarterly Consolidated Statements of Other comprehensive income
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
NET INCOME	480,917	11,169	891,407
Comprehensive income （loss）:
Foreign currency translation adjustments	15,528	463	36,958
Unrealized holding gain on securities	(13,213)	(369)	(29,432)
Defined benefit pension plans	664	1	59
Total comprehensive income (loss)	483,896	11,264	898,992
Less: Comprehensive income (loss) attributable to noncontrolling interests	31,348	67	5,300
Comprehensive income attributable to Internet Initiative Japan Inc.	515,244	11,331	904,292

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY79.81 per 1 U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of June 29, 2012.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the three months ended June 30, 2011 and June 30, 2012)

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	480,917	11,169	891,407
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,663,891	22,532	1,798,295
Provision for retirement and pension costs, less payments	56,959	662	52,811
Provision for (reversal of) allowance for doubtful accounts	23,805	(1)	(59)
Loss on disposal of property and equipment	16,601	13	1,044
Net gains on sales of other investments	--	(0)	(2)
Impairment of other investments	--	24	1,963
Foreign exchange losses, net	30,127	424	33,845
Equity in net income of equity method investees	(40,027)	(412)	(32,887)
Deferred income tax expense	305,785	1,900	151,609
Others	10,054	(274)	(21,851)
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease in accounts receivable	2,345,551	17,785	1,419,385
Decrease in net investment in sales-type lease―noncurrent	96,397	539	43,050
Increase in inventories, prepaid expenses and other current and noncurrent assets	(1,998,906)	(24,341)	(1,942,652)
Increase (decrease) in accounts payable	(2,550,608)	1,574	125,608
Decrease in income taxes payable	(279,168)	(25,624)	(2,045,009)
Increase in deferred income-noncurrent	384,374	63	5,010
Increase in accrued expenses and other current and noncurrent liabilities	776,816	11,813	942,756
Net cash provided by operating activities	1,322,568	17,846	1,424,323
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,077,881)	(20,778)	(1,658,341)
Proceeds from sales of property and equipment	116,595	2,057	164,206
Purchase of available-for-sale securities	(77,825)	(202)	(16,103)
Purchase of other investments	(50,000)	(3,938)	(314,310)
Investment in an equity method investee	--	(1,253)	(100,000)
Proceeds from sales of other investments	8,943	252	20,121
Payments of guarantee deposits	(2,207)	(10)	(765)
Refund of guarantee deposits	19,695	122	9,751
Payments for refundable insurance policies	(5,826)	(2)	(181)
Acquisition of a newly controlled company, net of cash acquired	--	(2,954)	(235,771)
Other	(36)	--	--
Net cash used in investing activities	(2,068,542)	(26,706)	(2,131,393)

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	200,000	--	--
Principal payments under capital leases	(802,758)	(10,992)	(877,214)
Net decrease in short-term borrowings with initial maturities less than three months	(200,000)	(1,253)	(100,000)
Dividends paid	(304,026)	(4,444)	(354,697)
Net cash used in financing activities	(1,106,784)	(16,689)	(1,331,911)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(25,961)	(348)	(27,751)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,878,719)	(25,897)	(2,066,732)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	13,313,615	169,614	13,536,824
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	11,434,896	143,717	11,470,092

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	78,545	896	71,524
Income taxes paid	314,282	28,678	2,288,808

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	799,715	20,542	1,639,432
Facilities purchase liabilities	554,869	3,588	286,352
Asset retirement obligation	42,273	--	--
Acquisition of a company:
Assets acquired	--	4,988	398,069
Cash paid	--	(3,755)	(299,700)
Liabilities assumed	--	1,233	98,369

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY79.81 per 1 U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of June 29, 2012.

Going Concern Assumption (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:

Revenues:
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	23,239,377	24,510,419
Customers	23,118,364	24,373,753
Intersegment	121,013	136,666
ATM operation business	243,413	467,510
Customers	243,413	467,510
Intersegment	－	－
Elimination	121,013	136,666
Consolidated total	23,361,777	24,841,263
Segment profit or loss:

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	1,047,487	1,393,241
ATM operation business	(111,350)	16,327
Elimination	21,567	35,545
Consolidated operating income	914,570	1,374,023

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Subsequent Events (Unaudited)
Nothing to be reported.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the Three Months Ended June 30, 2012 ("FY2012 1Q") in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Three Months Ended June 30, 2012
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]
August 7, 2012

Company name: Internet Initiative Japan Inc.	Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774	URL: http://www.iij.ad.jp/
Representative: Koichi Suzuki, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO	TEL: (03) 5259-6500
Filing of quarterly report (Shihanki-houkokusho) to the regulatory organization in Japan: Scheduled on August 14, 2012
Payment of dividend: --
Supplemental material on this Quarterly Results: Yes
Presentation on this Quarterly Results: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)
1. Consolidated Financial Results for the Three Months Ended June 30, 2012 (April 1, 2012 to June 30, 2012)
(1) Consolidated Results of Operations (% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	％	JPY millions	％	JPY millions	％	JPY millions	％
Three Months Ended June 30, 2012	24,841	6.3	1,374	50.2	1,373	58.7	897	75.0
Three Months Ended June 30, 2011	23,362	47.7	915	244.2	865	210.0	512	107.4

(Note1) Total comprehensive income attributable to IIJ

              Three Months Ended June 30, 2012: JPY904 million (up 75.5% YoY)

              Three Months Ended June 30, 2011: JPY515 million (up 132.2% YoY)

(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Three Months Ended June 30, 2012	4,424.16	4,421.57
Three Months Ended June 30, 2011	2,527.41	2,527.41

(2) Consolidated Financial Position
	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets
	JPY millions	JPY millions	JPY millions	%
As of June 30, 2012	73,507	33,250	33,247	45.2
As of March 31, 2012	73,493	32,696	32,688	44.5

2. Dividends
	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2012	--	1,500.00	--	1,750.00	3,250.00
Fiscal Year Ending March 31, 2013	--
Fiscal Year Ending March 31, 2013 (Target)		1,750.00	--	1,750.00	3,500.00

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2013 (April 1, 2012 through March 31, 2013)
(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income Attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2012	50,500	7.0	2,700	10.3	2,500	9.1	1,400	2.8	6,907.30
Fiscal Year Ending March 31, 2013	107,000	10.0	7,500	18.0	6,900	15.5	4,000	9.9	19,735.15

4. Others

(1) Changes in Significant Subsidiaries for the Three Months Ended June 30, 2012

(Changes in significant subsidiaries for the Three Months Ended June 30, 2012 which resulted in changes in scope of consolidation): None

(2) Changes in Significant Accounting and Reporting Policies for the Quarterly Consolidated Financial Statements

  Changes due to the revision of accounting standards: Yes
  Others: No

(3) Number of Shares Outstanding (Shares of Common Stock)

1) The number of shares outstanding (inclusive of treasury stock):
As of June 30, 2012:	206,478 shares
As of March 31, 2012:	206,478 shares

2) The number of treasury stock:
As of June 30, 2012:	3,794 shares
As of March 31, 2012:	3,794 shares

3) The weighted average number of shares outstanding:
For the Three Months Ended June 30, 2012:	202,684 shares
For the Three Months Ended June 30, 2011:	202,684 shares
CONTACT: Internet Initiative Japan Inc.
         E-mail: ir@iij.ad.jp
         Tel: +81-3-5259-6500
         URL: http://www.iij.ad.jp/en/ir